SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE TO THE MARKET

Grand Cayman, Cayman Islands, December 22, 2022 – Nu Holdings Ltd. ("Nu" or the "Company") (NYSE: NU | B3: NUBR33), in continuation of the Material Fact disclosed on September 15, 2022, in relation to the procedures for the discontinuation of the Level III BDR Program, communicates to its shareholders and the market in general that:

(i) at a meeting held on December 20, 2022, the CVM Board authorized the Company's request for the adoption of a differentiated procedure within the scope of: (a) the discontinuation of its Level III BDR Program; (b) the cancellation of the Company's Registration of Foreign Issuer in Brazil; and (c) the registration of the Company's Level I BDR Program at B3. Therefore, the option to deliver Level I BDRs with the existing composition of Level III BDRs was approved. However, such option may not be the default choice for Level III BDR holders who do not state explicitly their intent to do so; and

(ii) additionally, as per the meeting's informative note, the CVM Board stated that the standard procedure for investors who opt for the sale of their securities should be the sales facility, with the sale of the Company's class A shares listed on the NYSE underlying the Level III BDRs listed on the B3.

The Company is (i) awaiting the disclosure of the full content of the decision; and (ii) evaluating the appropriate adjustments in the schedule for the discontinuation of the Level III BDR Program resulting from the above-mentioned decision of the CVM Board, and will inform the market as soon as the new timetable is defined.

The Company will keep the market, its shareholders and the NuSócios Customer Program informed about the subject of this notice to the market, and will disclose in due course to BDR holders the details of the procedures for the discontinuation of the Level III BDRs Program.

Investor Relations

Jorg Friedemann

investors@nubank.com.br

Media Relations

Leila Suwwan
press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  December 22, 2022